                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                           (Amendment No. ____)

                         HALLMARK HEALTHCARE CORP.
- --------------------------------------------------------------------------
                             (Name of Issuer)

            Common Stock                            40624G304
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                            Richard W. Granahan
                         Bear, Stearns & Co. Inc.
                         115 South Jefferson Road
                            Whippany, NJ  07981
                              (201) 952-2201
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             September 7, 1994
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [x].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 CUSIP No. 40624G304                     13D


     1     NAME OF REPORTING PERSON:    Bear, Stearns & Co. Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.   13-3299429
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [x]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       163,455
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  163,455
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       163,455
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.1

    14     TYPE OF REPORTING PERSON:    BD

                                  SCHEDULE 13D
                                  ------------
     Item 1.   Security and Issuer
               -------------------
       (a)  Title and Class:  Common Stock

       (b)  Name and Address: Hallmark Healthcare Corp.
                              300 Galleria Parkway, Suite 650
                              Atlanta, GA 30339


     Item 2.   Identity and Background
               -----------------------
       (a)  Name:  Bear, Stearns & Co. Inc. ("Bear Stearns")

       (b)  Place of Organization:      Delaware

       (c) (i)  Principal Business:     Securities Broker-Dealer
           (ii)  Address:               245 Park Avenue
                                        New York, NY  10167

          The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name, (ii) business address, and (iii) principal occupation or employment.

       (d) None

       (e) See Appendix II

       (f) See Appendix I


     Item 3.  Source and Amount of Funds or Other Consideration
              -------------------------------------------------
          Working capital of Bear Stearns. The aggregate purchase price of the 163,455 shares of Common Stock beneficially owned was approximately $3,357,360.


     Item 4.   Purpose of Transaction
               ----------------------
          Bear Stearns has acquired the common stock of Hallmark Healthcare Corp. in the ordinary course of its business as a broker dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

          Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
     Schedule 13D.


     Item 5.     Interest in Securities of the Issuer
                 ------------------------------------
       (a)  Number:                                                 163,455
            Percentage:                                                5.1%

       (b)  1. Sole power to vote or to direct the vote:            163,455
            2. Shared power to vote or to direct the vote:                0
            3. Sole power to dispose or to direct the
               disposition:                                         163,455
            4. Shared power to dispose or to direct the  disposition:     0

       (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

       (d)  Inapplicable

       (e)  Inapplicable

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer
               ----------------------------------------
          None

     Item 7.   Material to be filed as Exhibits
               --------------------------------
          None











































     NYFS04...:\25\22625\0110\2286\SCH91694.U30

     Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 16, 1994
                                        BEAR, STEARNS & CO. INC.

                                    By: BARRY COHEN
                                        -------------------------
                                        Barry Cohen
                                        Senior Managing Director



























































     NYFS04...:\25\22625\0110\2286\SCH91694.U30

                                   APPENDIX  I

       DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.
       ------------------------------------------------------------

                                        Principal Occupation
     Name and Business Address          or Employment
     -------------------------          --------------------
     Alan C. Greenberg                  Chairman of the Board

     James E. Cayne                     President and Chief
                                          Executive Officer

     Vincent J. Mattone                 Executive Vice President
                                          and Director

     John C. Sites                      Executive Vice President
                                          and Director

     Alan D. Schwartz                   Executive Vice President
                                          and Director

     Warren Spector                     Executive Vice President
                                          and Director

     Michael L. Tarnopol                Executive Vice President
                                          and Director

     Douglas P.C. Nation                Director

     John H. Slade                      Director Emeritus

     Kenneth L. Edlow                   Secretary

     William J. Montgoris               Chief Financial Officer
                                          and Chief Operating Officer

     Michael Abatemarco                 Controller and Assistant
                                          Secretary

     Michael Minikes                    Treasurer

     Frederick B. Casey                 Assistant Treasurer

     Mark E. Lehman                     Senior Vice President -
                                          General Counsel

     Samuel L. Molinaro                 Senior Vice President -
                                          Finance

               Douglas P.C. Nation is a citizen of the United Kingdom and his business address is One Canada Square London E14 5AD England. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear Stearns is a wholly owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but Douglas P.C. Nation and Mark E. Lehman hold similar office in the parent company.

















     NYFS04...:\25\22625\0110\2286\SCH91694.U30

                                   APPENDIX II

                                   REGULATORY
                                January 17, 1992

               In the Matter of the Distribution of Securities Issued by
               ---------------------------------------------------------
     Certain Government Sponsored Enterprises:  We, along with most of the
     ----------------------------------------
     other major dealers and banks, have settled an SEC administrative proceeding relating to our participation in the primary distributions of certain unsecured debt securities issued by GSE's (such as Fannie Mae, Freddie Mac, Federal Home Bank) by agreeing to a $100,000 fine, an order that we cease and desist from any further recordkeeping violations in connection with the distribution of the securities and undertaking to develop, implement and maintain policies reasonably designed to assure our future compliance with proper recordkeeping rules.
























































     NYFS04...:\25\22625\0110\2286\SCH91694.U30

                                  APPENDIX III

                            BEAR, STEARNS & CO. INC.
                            ------------------------
                            HALLMARK HEALTHCARE CORP.
                            -------------------------
                        Trades from 7/8/94 through 9/7/94


      QUANTITY
      PURCHASED/(SOLD)          DESCRIPTION              PRICE/ENTRY     AMOUNT
      ----------------       ------------------          -----------   ----------
                                        ***09/07***
        1,000           HALLMARK HEALTHCARE CORP. NEW        24 3/8      24,375.00
        2,000           HALLMARK HEALTHCARE CORP. NEW        24 3/8      48,750.00
        2,000           HALLMARK HEALTHCARE CORP. NEW        24 1/2      49,000.00

                                        ***09/02***
          100           HALLMARK HEALTHCARE CORP. NEW        23 1/2       2,350.00

                                        ***09/01***
           60           HALLMARK HEALTHCARE CORP. NEW        21 3/4       1,305.00

                                        ***08/31***
        2,000           HALLMARK HEALTHCARE CORP. NEW        21 7/8      43,750.00
      (2,000)           HALLMARK HEALTHCARE CORP. NEW        22 1/8     (44,250.00)

                                        ***08/30***
        3,000           HALLMARK HEALTHCARE CORP. NEW        22          66,000.00

                                        ***08/29***
           20           HALLMARK HEALTHCARE CORP. NEW        22             440.00

                                        ***08/26***
        1,000           HALLMARK HEALTHCARE CORP. NEW        22 5/8      22,625.00
        2,000           HALLMARK HEALTHCARE CORP. NEW        22 7/8      45,750.00
        2,500           HALLMARK HEALTHCARE CORP. NEW        22 7/8      57,187.50

                                        ***08/24***
        1,000           HALLMARK HEALTHCARE CORP. NEW        22 1/2      22,500.00
        1,000           HALLMARK HEALTHCARE CORP. NEW        23 1/8      23,125.00

































                                        ***08/23***
        1,000           HALLMARK HEALTHCARE CORP. NEW        21 1/2      21,500.00
        1,000           HALLMARK HEALTHCARE CORP. NEW        21 1/2      21,500.00
        1,000           HALLMARK HEALTHCARE CORP. NEW        21 5/8      21,625.00
        1,000           HALLMARK HEALTHCARE CORP. NEW        22 1/4      22,250.00
        1,000           HALLMARK HEALTHCARE CORP. NEW        22 1/4      22,250.00
        2,100           HALLMARK HEALTHCARE CORP. NEW        21 5/8      45,412.50
        2,500           HALLMARK HEALTHCARE CORP. NEW        21 1/2      53,750.00
        3,000           HALLMARK HEALTHCARE CORP. NEW        21 3/8      64,125.00
        5,000           HALLMARK HEALTHCARE CORP. NEW        22         110,000.00

                                        ***08/22***
          500           HALLMARK HEALTHCARE CORP. NEW        21 3/8      10,687.50
          700           HALLMARK HEALTHCARE CORP. NEW        20 3/4      14,525.00
        1,000           HALLMARK HEALTHCARE CORP. NEW        21          21,000.00
        1,000           HALLMARK HEALTHCARE CORP. NEW        21 1/8      21,125.00

                                        ***08/19***
           50           HALLMARK HEALTHCARE CORP. NEW        20 1/4       1,012.50

                                        ***08/18***
        5,000           HALLMARK HEALTHCARE CORP. NEW        20 3/4     103,750.00

                                        ***08/17***
          200           HALLMARK HEALTHCARE CORP. NEW        21           4,200.00
        1,000           HALLMARK HEALTHCARE CORP. NEW        20 3/4      20,750.00
        2,000           HALLMARK HEALTHCARE CORP. NEW        20 3/4      41,500.00
        7,000           HALLMARK HEALTHCARE CORP. NEW        21         147,000.00

                                        ***08/16***
           90           HALLMARK HEALTHCARE CORP. NEW        19 3/4       1,777.50

                                        ***08/15***
       10,000           HALLMARK HEALTHCARE CORP. NEW        20         200,000.00

                                        ***08/12***
        5,000           HALLMARK HEALTHCARE CORP. NEW        19 3/4      98,750.00

                                        ***08/03***
          700           HALLMARK HEALTHCARE CORP. NEW        20          14,000.00
        3,935           HALLMARK HEALTHCARE CORP. NEW        19 7/8      78,208.13

                                        ***08/01***
        2,000           HALLMARK HEALTHCARE CORP. NEW        19 7/8      39,750.00

                                        ***07/28***
          300           HALLMARK HEALTHCARE CORP. NEW        19 3/4       5,925.00
          700           HALLMARK HEALTHCARE CORP. NEW        19 3/4      13,825.00

                                        ***07/27***
        3,000           HALLMARK HEALTHCARE CORP. NEW        20 1/2      61,500.00
                         AS OF 7/26/94

                                        ***07/25***
        1,000           HALLMARK HEALTHCARE CORP. NEW        20 1/2      20,500.00




















                                        ***07/22***
        2,500           HALLMARK HEALTHCARE CORP. NEW        20 3/4      51,875.00

                                        ***07/19***
        8,000           HALLMARK HEALTHCARE CORP. NEW        21 3056    170,444.80
                         AVG PRICE: DETAILS ON REQUEST

                                        ***07/18***
        1,000           HALLMARK HEALTHCARE CORP. NEW        21 1/4      21,250.00
        1,000           HALLMARK HEALTHCARE CORP. NEW        21 1/4      21,250.00
        1,000           HALLMARK HEALTHCARE CORP. NEW        21 1/4      21,250.00
        2,000           HALLMARK HEALTHCARE CORP. NEW        21 1/4      42,500.00
        2,500           HALLMARK HEALTHCARE CORP. NEW        21 1/2      53,750.00
        5,000           HALLMARK HEALTHCARE CORP. NEW        21 1/4     106,250.00
        6,000           HALLMARK HEALTHCARE CORP. NEW        21 1/4     127,500.00

















































     NYFS04...:\25\22625\0110\2286\SCH91694.U30